October 20, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0309

Attn.:  Michael F. Johnson, Staff Attorney

RE:	BIO-key International, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on September 28, 2009 (File No. 001-13463)

Ladies and Gentlemen:

On behalf of our client, BIO-key International, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 13, 2009 (the “Comment Letter”) to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-13463), which was filed with the Commission on September 28, 2009 (the “Proxy Statement”).

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized in the Comment Letter.  For ease of reference, the Staff’s comments are set forth below in bold, followed by the Company’s responses.

Effects of the Asset Sale, page

1.                                      We refer to your response to prior comment 5.  Although we note your response that Lockheed Martin has requested you to provide its fingerprint technology for the FBI’s Next Generation Identification system, your response does not address the concern that you provide a clear description of your business going forward.  The description of your business following the assets sale, if approved, should make clear what assets the company will retain and discuss other key aspects of your business such as your business plan, staff size, physical location and facilities and management’s views regarding future prospects for the company, including

Two International Place | Boston MA 02110 | t 617-248-5000 | f 617-248-4000 | choate.com

whether management is considering other alternatives with respect to the retained business activities.  In addition, please note that a discussion of how management plans to conduct business following the asset sale should be briefly addressed in the summary section and discussed more fully in the main body of the proxy statement.

In response to this comment, the Company will revise its disclosure on pages 4 and 30 of the Proxy Statement, as set forth on Exhibit A attached hereto.

Questions and Answers About the Asset Sale and the Special Meeting

Why am I receiving this proxy statement? page 7

2.                                      Revise your filing to clarify the dollar amount or range of the sale proceeds you intend to use to redeem all outstanding shares of your Series B and C Convertible Preferred Stock.

The Company will describe the amount of sale proceeds to be used for that purpose on pages 3, 7 and 33 of the Proxy Statement, as set forth on Exhibit B attached hereto.

Proposal One — The Asset Sale Proposal

Consideration to be Received, page 32

3.                                      We refer to your response to prior comment 6 and note your statement that the company’s stockholders will not “directly” receive any of the proceeds of the asset sale.  Revise your filings to clarify, if true, that your shareholders will not receive any of the proceeds of the asset sale unless they are either Series B or Series C shareholders.  A statement to this effect should also be included in the summary section.  In this regard, consider adding a section titled “Consideration to be Received by Shareholders” or the like.

In response to this comment, the Company will clarify on pages 3 and 33 of the Proxy Statement, as set forth on Exhibit B attached hereto, that, except for Longview Special Finance, Inc., Longview Fund, L.P. and any shareholder having his, her or its Series B or Series C preferred shares redeemed as described, none of the Company’s shareholders will receive any of the proceeds of the Asset Sale.

Unaudited Financial Statements of the Law Enforcement Business of BIO-key International Incorporated, page 77

4.                                      We note that you have revised your filing to include the unaudited financial statements of the Law Enforcement Business and that you have indicated the unaudited financial statements should be read in conjunction with the audited historical consolidated financial statements of the company, including the notes thereto. It is unclear how you determined you are not required to include notes to the unaudited financial statements of the Law Enforcement Business.  In this regard, we note your statements on pages 78 through 80 that the “accompanying notes are an integral part of these statements.”  Please advise or revise your filing to include the notes to the unaudited financial statements of the Law Enforcement Business.

Beginning on page 81 of the Proxy Statement, the Company will include notes to the unaudited financial statements of the Law Enforcement Business as set forth on Exhibit C attached hereto.

*  *  *  *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4020 or Brian J. Carr at (617) 248-4028.  Thank you.

Very truly yours,

/s/ Charles J. Johnson

Charles J. Johnson

cc:                                 Maryse Mills-Apenteng (at SEC)

Thomas J. Colatosti

Michael W. DePasquale

4

Exhibit A

See attached.

Purpose of the Asset Sale (page )	The cash received by BIO-key from the Asset Sale will be used by BIO-key to redeem outstanding shares of BIO-key’s convertible preferred stock and for general working capital purposes.

Effects of the Asset Sale (page )

If the Asset Sale and the Asset Purchase Agreement are approved by our stockholders and the other conditions to closing are satisfied, we will no longer conduct the wireless public safety operations of our Law Enforcement Division.  Instead, we will focus exclusively on the business currently conducted by our Biometrics Division, which provides advanced technology and software solutions to the finger-based biometric identification market.  Our objective is to become a leading, growing and profitable biometric company by focusing our resources and investments in this high growth, high-margin market.  At least in the near term, our investments are expected to be principally made in marketing activities.  We are open to acquiring accretive assets that will advance our technology and marketing efforts.  It is anticipated that our lease for our office in Marlborough, Massachusetts will be assigned to InterAct as part of the Asset Sale.  Following the closing, we will continue to operate out of our current offices in Wall, New Jersey and Eagan, Minnesota.  The number of our employees will be reduced from 44 to 12 following the closing of the Asset Sale.  Our public reporting obligations and the listing of our common stock on the OTC Bulletin Board will not be affected as a result of completing the Asset Sale.

Transaction Documents (page and Annex A)

Conditions to Obligations to Complete the Asset Sale (page )	A number of conditions must be satisfied before the Asset Sale can be completed. These include, among others:
	•	the approval of the Asset Sale by BIO-key stockholders;
	•	the absence of any law or order that makes the consummation of the Asset Sale illegal;
•

the absence of any instituted or pending action or proceeding by any court or other governmental entity prohibiting, making illegal or enjoining, or threatening to make illegal or enjoin the consummation of the transactions contemplated by the Asset Purchase Agreement;

	•	the continued accuracy, in all material respects, of the representations and warranties of the parties;
	•	BIO-key obtaining the consents, waivers, approvals, authorizations, orders or filings required to be obtained or filed;
	•	the performance of compliance in all material respects of each party with all obligations required to be performed or complied with under the Asset Purchase Agreement at or prior to the closing; and
•

the absence of material adverse changes with respect to the business, results of operations or financial condition of the Law Enforcement Division since August 13, 2009, the date of the Asset Purchase Agreement.

Each of BIO-key and InterAct may waive the conditions to the performance of its respective obligations under the Asset Purchase Agreement and complete the Asset Sale even though one or more of these conditions have not been met. BIO-key cannot give any assurance that all of the conditions to the Asset Sale will be either satisfied or waived or that the Asset Sale will occur.

Standstill (page )

The Asset Purchase Agreement limits BIO-key’s ability to solicit or engage in discussions or negotiations with third parties regarding competing transactions involving the Asset Sale prior to the closing of the Asset Sale. Our board of directors may change its recommendation with respect to the Asset Sale or terminate the Asset Purchase Agreement to accept a superior proposal under the criteria and pursuant to the procedures set forth in the Asset Purchase Agreement and after paying InterAct a termination fee as described below.

Termination; Termination Fee (page )

The Asset Purchase Agreement may be terminated at any time prior to completion of the Asset Sale by action of the board of directors of BIO-key or InterAct, as applicable, either before or after the requisite approval of the stockholders of BIO-key has been obtained under certain circumstances.

However, if such termination occurs, a termination fee equal to $1,000,000 will be payable should certain circumstances occur, including, among others, the

Purpose of the Asset Sale

The cash payment to BIO-key that is a part of the Asset Sale will be used by BIO-key to redeem outstanding shares of the Company’s convertible preferred stock and for working capital purposes.

Effects of the Asset Sale

If the Asset Sale and the Asset Purchase Agreement are approved by our stockholders and the other conditions to closing are satisfied, we will no longer conduct the wireless public safety operations of our Law Enforcement Division.  Instead, we will focus exclusively on the business currently conducted by our Biometrics Division, which provides advanced technology and software solutions to the finger-based biometric identification market.  The assets of the Company currently used to conduct our Biometrics business will not be transferred to InterAct as part of the Asset Sale.  See “Information About BIO-key” beginning on page [    ] of the Proxy Statement for a more detailed description of our Biometrics business.

BIO-key’s board of directors believes that there is significant potential in the biometrics market and that our relationships with premier partners and customers like Sagem, McKesson, Radiant Systems, AT&T, Lexis-Nexis, blood banks and international resellers makes us well positioned for growth.  In particular, our board believes that our leadership VST finger biometric software combined with our technology partners’ solutions has us well-positioned to pursue large Federal projects.  This was evidenced by the recent selection by Lockheed Martin of our fingerprint technology for the FBI’s Next Generation Identification system.

Our objective is to become a leading, growing and profitable biometric company by focusing our resources and investments in the high growth, high-margin biometrics market with a net debt-free balance sheet after the closing of the Asset Sale.  At least in the near term, our investments are expected to be principally made in marketing activities.  We are open to acquiring accretive assets that will advance our technology and marketing efforts.   Despite our optimism, the overall size of the biometrics market is still emergent and we will continue to face challenges from a variety of competitors including those with greater resources than ours.  See “Risk Factors Relating to BIO-key” beginning on page [    ] of the Proxy Statement.

It is anticipated that our lease for our office in Marlborough, Massachusetts will be assigned to InterAct as part of the Asset Sale.  Following the closing, we will continue to operate out of our current offices in Wall, New Jersey and Eagan, Minnesota.  The number of our employees will be reduced from 44 to 12 following the closing of the Asset Sale.  Our public reporting obligations and the listing of our common stock on the OTC Bulletin Board will not be affected as a result of completing the Asset Sale.

If the Asset Sale is not approved by our stockholders and therefore not completed, we will seek to continue to develop the Law Enforcement Division as well as to consider and evaluate other strategic opportunities.  There can be no assurances that our development of the Law Enforcement Division or any alternative strategic opportunities will result in the same or greater value to shareholders as the proposed Asset Sale.

Relationship between BIO-key and InterAct

BIO-key and InterAct Public Safety Systems, an affiliate of InterAct, have collaborated on several commercial projects in the past, including commercial arrangements in which products used in the Law Enforcement Division (including elements of the MobileCop®, PocketCop®, MobileRescue™, MobileOffice™, and InfoServer™ product lines) have been integrated with those of InterAct Public Safety Systems and sold to law enforcement agencies and other emergency response customers.  Outside of those commercial dealings, there are no material relationships among BIO-key and InterAct or any of their respective affiliates other than in respect of the Asset Purchase Agreement and the related ancillary agreements.

Interests of Executive Officers and Employees of BIO-key in the Asset Sale

When considering the recommendation of the BIO-key board of directors regarding the Asset Sale proposal, some of BIO-key’s executive officers have interests in the Asset Sale that are different from, or in addition to, any interest they may have as BIO-key stockholders.

On October 4, 2008, BIO-key renewed its year-to-year employment agreement with Kenneth Souza to serve as Executive Vice President and General Manager, Law Enforcement of the Company.  InterAct has agreed to assume BIO-key’s obligations to Mr. Souza under that employment agreement following the Asset Sale and it is anticipated that Mr. Souza will become an employee of InterAct.

As of August 1, 2009, Mr. Souza beneficially owned five hundred fifty thousand (550,000) options of BIO-key, which are fully-vested.  Three hundred thousand (300,000) of the options are exercisable at the price of $1.05 per share while the remaining two hundred fifty thousand (250,000) options are exercisable at the price of $0.75 per share.  As of August 1, 2009, certain employees of BIO-key who will be transferred to InterAct911 as part of the Asset Sale also held an aggregate of 787,331 options of BIO-key.  Generally, an optionholder has 90-days after his employment relationship with BIO-key terminates to exercise his vested options.  The board of directors of BIO-key may determine, in the future, that (i) Mr. Souza and such transferred employees will have an extended period of time in which to exercise their vested options and (ii) the unvested options of the transferred employees will continue to vest until such options are fully vested and/or the extended time period has elapsed.

The BIO-key board of directors was aware of these interests and took them into account in its deliberations of the merits of the Asset Sale and the Asset Purchase Agreement and in approving the Asset Sale and the Asset Purchase Agreement.

Dissenters’ Rights

There will be no change in your rights as a stockholder as a result of the Asset Sale.  Delaware law does not provide for appraisal or other similar rights for dissenting stockholders in connection with the Asset Sale, and we do not intend to independently provide stockholders with any such right.  Our shares of common stock will remain publicly traded on the OTC Bulletin Board following the closing of the Asset Sale.

Dilution of  Existing BIO-key Stockholders

                If the Asset Sale is completed and if SilkRoad were to exercise its right to exercise its Warrant to purchase 8,000,000 shares of BIO-key common stock, the shareholdings of the current BIO-key stockholders will be proportionately diluted due to the issuance

30

Exhibit B

Consideration to be Received (page , Annex C and Annex D)

As consideration for the Asset Sale, BIO-key will be paid an aggregate of $11,000,000, of which $7,000,000 will be paid in cash at the closing of the proposed transaction, subject to customary adjustments as provided in the Asset Purchase Agreement. BIO-key will also receive a promissory note in the original principal amount of $4,000,000 issued by InterAct, guaranteed by InterAct911 Corporation and one of its owners SilkRoad Equity, LLC, a private investment firm that owns 48.75% of InterAct911 Corporation’s equity interests on a fully diluted basis (“SilkRoad”), and secured by a pledge of all of the intellectual property assets of the Law Enforcement Division being transferred to InterAct as part of the Asset Sale. This promissory note is to be paid in three equal installments beginning on the first anniversary of the closing and will bear interest, payable on a quarterly basis, at a rate per annum equal to six percent (6%) compounded annually on the principal sum from time to time outstanding.

Additionally, as consideration for and at the closing of the Asset Sale, SilkRoad will be issued a warrant to purchase for cash up to 8,000,000 shares of BIO-key’s common stock, at an exercise price equal to $0.30 per share. The warrant will expire on the fifth anniversary of the closing of the proposed Asset Sale.

We have attached a copy of the form of promissory note and the form of warrant as Annex C and Annex D, respectively, to this proxy statement. We encourage you to read carefully the form of promissory note and the form of warrant in their entirety.

Following the completion of the Asset Sale, BIO-key intends to use the sale proceeds (i) to pay the remainder of its outstanding liability (equal to $1,082,461 plus accrued and unpaid interest) to Longview Special Finance, Inc. and Longview Fund, L.P., (ii) to pay the outstanding amount due under its unsecured promissory note issued to The Shaar Fund, Ltd. (equal to $1,000,000 plus accrued and unpaid interest), (iii) to redeem all outstanding shares of its Series B and Series C Convertible Preferred Stock (expected to be approximately $4,000,000), portions of which are currently held by The Shaar Fund, Ltd., and (iv) for general working capital purposes.  Except for Longview Special Finance, Inc., Longview Fund, L.P. and any shareholder having his, her or its shares of Series B or Series Convertible Preferred Stock redeemed as described above, none of the Company’s shareholders will receive any of the proceeds of the Asset Sale.

For a full description of the consideration to be paid in connection with the Asset Sale, please see “The Asset Purchase Agreement – Consideration to be Received” beginning on page [      ] of this proxy statement.

BIO-key’s Reasons for the Asset Sale (page )

BIO-key and InterAct agreed to the acquisition by InterAct of substantially all of the assets and certain specified liabilities of the Law Enforcement Division under the terms of the Asset Purchase Agreement that is described in this proxy statement. In evaluating the Asset Sale and the Asset Purchase Agreement, our board of directors consulted with our management and financial and legal advisors and considered various factors, including the potential risks of the Asset Sale. For the material factors considered by our board of directors in reaching its decision to approve the Asset Purchase Agreement and the Asset Sale, please see “BIO-key’s Reasons for the Asset Sale,” beginning on page [      ] of this proxy statement.

Recommendation of the BIO-key Board of Directors (page )

The BIO-key board of directors has determined that the proposals are advisable, and fair to and in the best interests of BIO-key and its stockholders, and recommends that you vote FOR the Asset Sale pursuant to terms of the Asset Purchase Agreement and FOR the adjournment proposal.

Opinion of Kaufman Bros. L.P. to the Board of Directors of BIO-key (page )

In connection with the Asset Sale, our board of directors has received a written fairness opinion, dated as of August 13, 2009, from BIO-key’s financial advisor, Kaufman Bros. L.P. (referred to as “Kaufman Bros.”), that the consideration of the aggregate purchase price to be received by BIO-key in the Asset Sale is fair, from a financial point of view and as of the date of the opinion, to our shareholders. This opinion is attached as Annex B. The opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Kaufman Bros.’ opinion was provided to the BIO-key board of directors in connection with its evaluation of the aggregate purchase price. Kaufman Bros.’ opinion does not address any other aspect of the Asset Sale and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act with respect to any matters relating to the Asset Sale or otherwise.

3

QUESTIONS AND ANSWERS ABOUT THE ASSET SALE AND THE SPECIAL MEETING

The following are some questions that you, as a stockholder of BIO-key International, Inc., may have regarding the Asset Sale and the special meeting and we have provided brief answers to those questions below.  We urge you to read carefully the remainder of this proxy statement because the information in this section may not provide all the information that might be important to you with respect to the proposals being considered at the special meeting.  Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement.

Q	Why am I receiving this proxy statement?

A

You are receiving a proxy statement and proxy card because you owned shares of our common stock as of the record date of [                    ].  This proxy statement and proxy card relate to our special meeting (and any adjournment thereof) and describe the matters on which we would like you, as a stockholder, to vote.

InterAct911 Mobile Systems, Inc. has agreed to acquire substantially all of the assets and certain specified liabilities of BIO-key relating to the Law Enforcement Division under the terms of the Asset Purchase Agreement described in this proxy statement.  Following the completion of the Asset Sale, BIO-key intends to use the sale proceeds (i) to pay the remainder of its outstanding liability (equal to $1,082,461 plus accrued and unpaid interest) to Longview Special Finance, Inc. and Longview Fund, L.P., (ii) to pay the outstanding amount due under its unsecured promissory note issued to The Shaar Fund, Ltd. (equal to $1,000,000 plus accrued and unpaid interest), (iii) to redeem all outstanding shares of its Series B and Series C Convertible Preferred Stock (expected to be  approximately $4,000,000), portions of which are currently held by The Shaar Fund, Ltd., and (iv) for general working capital purposes.  In order to complete the Asset Sale, BIO-key stockholders must approve the Asset Sale proposal.  BIO-key will hold a special meeting of its stockholders in order to obtain this approval.

Please see “Proposal One — The Asset Sale Proposal” beginning on page [      ] of this proxy statement.  A copy of the Asset Purchase Agreement is attached to this proxy statement as Annex A.

Your vote is very important.  If you do not either (i) submit your proxy, (ii) instruct your broker how to vote your shares or (iii) vote in person at the special meeting, it will have the effect as a vote AGAINST approval of the Asset Sale proposal.

We encourage you to vote as soon as possible.  The enclosed voting materials allow you to vote your BIO-key shares without attending the special meeting.  For more specific information on how to vote, please see the questions and answers below and “How Do BIO-key Stockholders Vote” beginning on page [      ] of this proxy statement.

Q	Why did BIO-key enter into the Asset Purchase Agreement?

A

After due consideration of all other alternatives reasonably available to BIO-key, the BIO-key board of directors concluded that the completion of the Asset Sale was the best available alternative reasonably likely to enable BIO-key to satisfy its outstanding liabilities and obligations and to maximize value to its stockholders.  These other alternatives included a private placement of securities or the issuance of non-convertible debt and but they were ultimately rejected by the BIO-key board because they would have required significant ongoing dividend or interest obligations.  For more information, please see “Proposal One — The Asset Sale Proposal — BIO-key’s Reasons for the Asset Sale” beginning on page [      ] of this proxy statement.

Q	Who is the buyer?

A

The buyer is InterAct911 Mobile Systems, Inc., a privately held Delaware corporation (referred to as “InterAct”) and wholly-owned subsidiary of InterAct911 Corporation, which is also a privately held Delaware corporation, which provides public safety and homeland security technology solutions.

Q	What is the purchase price being paid for the Law Enforcement Division?

A

As consideration for the Asset Sale, BIO-key will be paid an aggregate of $11,000,000, of which $7,000,000 will be paid in cash at the closing of the proposed transaction, subject to customary adjustments as provided in the Asset Purchase Agreement.  BIO-key will also receive a promissory note in the original principal amount of $4,000,000 issued by InterAct, guaranteed by InterAct911 Corporation and one of its owners SilkRoad Equity, LLC, a private investment firm that owns 48.75% of InterAct911 Corporation’s equity interests on a fully diluted basis (“SilkRoad”), and secured by a pledge of all of the intellectual property assets of the Law Enforcement Division being transferred to InterAct as part of the Asset Sale.  This promissory note is to be paid in three equal installments beginning on the first anniversary of the closing and will bear interest, payable on a quarterly basis, at a rate per annum equal to six percent (6%) compounded annually on the principal sum from time to time outstanding.

InterAct has agreed that the payments due under the promissory note must be paid immediately in full if any of the following events occur: (i) InterAct is acquired by another party, resulting in a change of control of InterAct; (ii) InterAct completes an initial public offering; (iii) InterAct receives proceeds from an additional round of equity capital that collectively exceeds $20,000,000; (iv) InterAct fails to pay any installment of principal or interest due to BIO-key under the terms of the promissory note within three business days of the date due; (v) InterAct dissolves, liquidates or becomes bankrupt; or (vi) the promissory note or any of the documents contemplated by the such promissory note shall cease it be in full force and effect, is declared to be null and void or such note fails to create a valid and perfected first priority lien in favor of BIO-key in the subject collateral.

Warrant to Purchase Common Stock.  If the Asset Purchase Agreement and the Asset Sale are approved at the special meeting and the Asset Sale is consummated, BIO-key will transfer substantially all of its assets, and certain specified liabilities, related to its Law Enforcement Division to InterAct, and BIO-key will continue to exist as a separate public company.  Additionally, as consideration for and at the closing of the Asset Sale, SilkRoad will be issued a warrant (the “Warrant”) to purchase for cash up to 8,000,000 shares of BIO-key’s common stock, at an exercise price equal to $0.30 per share.  Since InterAct will continue to resell the BIO-key biometric technologies post-closing, the issuance of the Warrant to SilkRoad will further solidify BIO-key’s relationship with InterAct and its affiliates.  The warrant will expire on the fifth anniversary of the closing of the proposed Asset Sale.  The terms of the Warrant may only be changed, waived, discharged or terminated by a signed instrument from the party against which enforcement of such change, waiver, discharge or termination is sought.  The Warrant will expire on the fifth anniversary of the closing date of the Asset Sale.  There are 7,100,000 other warrants currently outstanding.  If the Warrant is exercised in full, the Company expects to receive an aggregate of $2,400,000 in cash proceeds, which are expected to be used for working capital purposes and for general corporate purposes.    The full text of the Warrant is attached to this proxy statement as Annex D and is incorporated by reference into this proxy statement.

Following the completion of the Asset Sale, BIO-key intends to use the sale proceeds (i) to pay the remainder of its outstanding liability (equal to $1,082,461 plus accrued and unpaid interest) to Longview Special Finance, Inc. and Longview Fund, L.P., (ii) to pay the outstanding amount due under its unsecured promissory note issued to The Shaar Fund, Ltd. (equal to $1,000,000 plus accrued and unpaid interest), (iii) to redeem all outstanding shares of its Series B and Series C Convertible Preferred Stock (expected to be approximately $4,000,000), portions of which are currently held by The Shaar Fund, Ltd., and (iv) for general working capital purposes.  Except for Longview Special Finance, Inc., Longview Fund, L.P. and any shareholder having his, her or its shares of Series B or Series Convertible Preferred Stock redeemed as described above, none of the Company’s shareholders will receive any of the proceeds of the Asset Sale.

Completion of the Asset Sale

The completion of the Asset Sale is subject to all of the conditions contained in the Asset Purchase Agreement, which are described in the section entitled “The Asset Purchase Agreement — Conditions to Obligations to Complete the Asset Sale” beginning on page [        ] of this proxy statement, are satisfied or waived, including approval of the Asset Sale by the stockholders of BIO-key.

Representations and Warranties

The Asset Purchase Agreement contains general representations and warranties made by BIO-key on the one hand and InterAct on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the Asset Sale.

BIO-key made a number of representations and warranties to InterAct in the Asset Purchase Agreement, including representations and warranties relating to the following matters:

•                  corporate organization, qualifications to do business and corporate standing of BIO-key and its subsidiaries;

•                  corporate authorization to enter into and carry out the obligations contained in the Asset Purchase Agreement;

•                  absence of any conflict or violation of the corporate charter and by-laws of BIO-key, any applicable legal requirements or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the Asset Purchase Agreement;

•                  BIO-key’s SEC filings and the financial statements contained in those filings;

•                  capital structure of BIO-key and the absence of pre-emptive rights with respect to BIO-key or any of its subsidiaries;

Exhibit C

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS OF THE LAW ENFORCEMENT BUSINESS OF BIO-KEY

Nature of the Law Enforcement Business

Our mobile wireless technology provides first responders with critical, reliable, real-time data and images from local, state and national databases to law enforcement departments, public safety agencies and other government and private sector customers.

Basis of Presentation

The unaudited financial statements of the Law Enforcement Business (the Business) have been carved out from the consolidated financial statements of BIO-Key International (the Company) using the historical assets and liabilities, results of operations and cash flows of the Company attributable to the Business. The carve out financial statements include allocations for certain corporate expenses incurred by the Company on behalf of the Business. Management believes the assumptions underlying the unaudited carve-out financial statements of the Business are reasonable; however, the Business’s financial position, results of operations, and cash flows may have been materially different if it was operated as a stand-alone entity as of and for the periods presented.

The Business is dependent upon the Company for all of its working capital and financing requirements. Accordingly, the transfers of financial resources between the Company and the Business are reflected as a component of intercompany accounts in lieu of cash.

Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying carved out financial statements follows:

1.             Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Estimates and assumptions, in the opinion of management, are used in accounting for, among other things, long-term contracts, allowances for uncollectible receivables, recoverability of goodwill and other long-lived assets, depreciation and amortization, valuation of deferred income taxes, share-based compensation, and warrants outstanding.

2.             Revenue Recognition

Revenues from software licensing are recognized in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9. Accordingly, revenue from software licensing is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

The Business enters into arrangements with end users for items which may include software license fees, and services or various combinations thereof. For each arrangement, revenues will be recognized when evidence of an agreement has been documented, the fees are fixed or determinable, collection of fees is probable, delivery of the product has occurred and no other significant obligations remain.

Multiple-Element Arrangements: For multiple-element arrangements, each element of the arrangement will be analyzed and the Business will allocate a portion of the total fee under the arrangement to the elements using vendor specific objective evidence of fair value of the element, regardless of any separate prices stated within the contract for each element. Vendor specific objective evidence is based on the price the customer is required to pay when the element is sold separately (i.e., software license fees charged when consulting or other services are not provided, hourly rates charged for consulting services when sold separately from a software license). If vendor specific objective evidence of fair value does not exist for any undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services, or until sufficient objective evidence of fair value exists or all elements have been delivered.

License Revenues: Amounts allocated to license revenues are recognized at the time of delivery of the software and all other revenue recognition criteria discussed above have been met.

Revenue from licensing software, which requires significant customization and modification, is recognized using the percentage of completion method, based on the hours of effort incurred by the Business in relation to the total estimated hours to complete. In instances where third party hardware, software or services form a significant portion of a customer’s contract, the Business recognizes revenue for the element of software customization by the percentage of completion method described above. Third party hardware, software, and services are recognized upon shipment or acceptance as appropriate. If the Business makes different judgments or utilizes different estimates of the total amount of work expected to be required to customize or modify the software, the timing and revenue recognition, from period to period, and the margins on the project in the reporting period, may differ materially from amounts reported. Revenues earned but not yet billed are shown as an asset in Costs and Earnings in Excess of Billings in the balance sheet. Billings in excess of cost and earnings are reflected as a liability in the balance sheet. Anticipated contract losses are recognized as soon as they become known and are estimable.

Service Revenues: Revenues from services are comprised of maintenance and consulting and implementation services. Maintenance revenues include providing for unspecified when-and-if available product updates and customer telephone support services, and are recognized ratably over the term of the service period. Consulting services are generally sold on a time-and-materials basis and include a range of services including installation of software and assisting in the design of interfaces to allow the software to operate in customized environments. Services are generally separable from other elements under the arrangement since performance of the services are not essential to the functionality of any other element of the transaction and are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. Revenues from services are generally recognized as the services are performed.

The Business provides customers, free of charge or at a minimal cost, testing kits which potential licensing customers may use to test compatibility/acceptance of the Business’s technology with the customer’s intended applications.

Costs and other expenses: Includes professional compensation and other direct contract expenses, as well as costs attributable to the support of client service professional staff, depreciation and amortization costs related to assets used in revenue-generating activities, and other costs attributable to serving the Business’s client base. Professional compensation consists of payroll costs and related benefits including stock-based compensation and bonuses. Other direct contract expenses include costs directly attributable to client engagements, such as out-of-pocket costs including travel and subsistence for client service professional staff, costs of hardware and software and costs of subcontractors. The allocation of lease and facilities charges for occupied offices are included in costs of service.

3.             Accounts Receivable

Accounts receivable billed and unbilled are carried at original amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful receivables by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

4.             Accounting for Acquisitions

Acquisitions are accounted for under the purchase method of accounting, which resulted in recording significant goodwill and other intangible asset balances. The purchase prices are allocated to assets acquired and liabilities assumed at their estimated fair values on the date of the acquisitions, as determined by management, and by appraisals with respect to identifiable intangible assets. Accounting for acquisitions involves significant judgments and estimates regarding fair values of acquired intangible assets, which are based on projections of future revenues and cash flows, assumptions regarding discount factors, royalty rates, tax rates, amortization methodologies and related useful lives. Developed technology (software), copyrighted software, marketing agreements, customer relationships and trademarks are valued using the income approach.

5.             Depreciation and Amortization

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives, principally using straight-line methods. Leasehold improvements are amortized over the shorter of the life of the improvement or the lease term, using the straight-line method. Intangible assets other than patent costs are amortized on the straight-line method over their expected useful lives. Patent costs are capitalized until patents are awarded. Upon award, such costs are amortized over their respective lives. If a patent is denied, all costs are charged to operations in that year. Deferred financing fees related to the issuance of long-term obligations are capitalized and amortized to interest expense over the lives of the related debt using the effective interest rate method.

The estimated useful lives used to compute depreciation and amortization for financial reporting purposes are as follows:

Equipment and leasehold improvements
Equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3 years
Leasehold improvements	life or lease term

Intangible assets
Copyrighted software	5 years
Customer relationships	5 years
Trademarks	5 years
Developed technology	5 years
Marketing agreements	5 years
Patents	life

Deferred financing fees	3 years

The estimated aggregate amortization expense of intangible assets for the five years following December 31, 2008 is approximately as follows:

Unaudited Year ending December 31,	($)
2009	330,474
2010	192
2011	192
2012	31
2013	0

6.             Goodwill and Intangible Assets

Goodwill represents the excess of costs of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Business has adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets., which requires the Business to test goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, rather than amortize. Accordingly, the Business has not amortized goodwill. As provided by SFAS No. 142, the Business has elected to perform the annual assessment of the carrying value of all goodwill as of September 30th of each year using a number of criteria, including the value of the overall enterprise. As of June 30, 2009, the Business believes that no impairment exists. Future impairment charges from previous or future acquisitions, if any, will be reflected as an operating expense in the statement of operations.

7.             Notes Payable

Notes Payable consisted of the following:

	Unaudited	Unaudited
	Six Months ended	Year ended December 31,
	June 30,2009	2008	2007

Notes payable	$286,343	$1,516,651	$—

On July 28, 2008, the Business entered into a Settlement and Mutual Release Agreement (the “Settlement Agreement”) with a vendor in order to resolve all matters relating to invoices totaling approximately $2,350,000 that the Business received in January 2008 for materials that had been delivered by the vendor, as a subcontractor on a long-term project for which the Business had served as the prime contractor.  Pursuant to the Settlement Agreement, the parties agreed to a payment schedule under which the Business will be required to satisfy this outstanding balance, plus interest at seven percent (7%) per annum on the unpaid portion of the balance, in full on or before June 1, 2009.  In return, the vendor agreed to forbear from exercising any of its rights and remedies against the Business with respect to these amounts so long as the Business remains in compliance with its obligations under the Settlement Agreement.  On April 1, 2009 the Business entered into an Amendment Agreement which amended this payment schedule by increasing the interest rate to ten percent (10%) per annum as of April 1, 2009 and extending the date of final payment to October 1, 2009.

8.             Impairment of Long-Lived Assets

The Business applies the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Business’s long-lived assets consist primarily of its equipment and leasehold improvements and its intangible assets. Upon indication of possible impairment, the Business evaluates the recovery of held-for-use long-lived assets by measuring the carrying value of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value. The following circumstances would be considered important and could lead to an impairment review; significant changes in the manner of our using the asset, negative industry or economic trends and underperformance relative to projected operating results.

9.             Advertising Expense

The Business expenses the costs of advertising as incurred. Advertising expenses for the six months ended June 30, 2009, and the years ended December 31, 2008 and 2007, were approximately $23,700, $85,000 and $76,000, respectively.

10.           Deferred Revenue

Deferred revenue includes customer advances and amounts that have been billed per the contractual terms but have not been recognized as revenue. The majority of these amounts are related to maintenance contracts for which the revenue is recognized ratably over the applicable term, which generally is 12 months from the date the customer accepts the products.

11.           Research and Development Expenditures

Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of our software products and improving the efficiency and capabilities of our existing software. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on research equipment, services provided by outside contractors, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

12.           Earnings Per Share of Common Stock

Earnings per share of common stock-basic is computed by dividing net income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Earnings per share of common stock-assuming dilution reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the Business.

13.           Stock-Based Compensation

The Business accounts for share based compensation in accordance with the provisions of SFAS 123R, which requires measurement of compensation cost for all stock awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The majority of our share-based compensation arrangements vest over either a three or four year vesting schedule. The Business expenses its share-based compensation under the ratable method, which treats each vesting tranche as if it were an individual grant. The fair value of stock options is determined using the Black-Scholes valuation model, and requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (the “expected option term”), the estimated volatility of our common stock price over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Business’s expected annual dividend yield. Changes in these subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized as an expense in the consolidated statements of operations. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, are likely to change our valuation assumptions used to value employee stock-based awards granted in future periods. The values derived from using the Black-Scholes model are recognized as expense over the service period, net of estimated forfeitures (the number of individuals that will ultimately not complete their vesting requirements). The estimation of stock awards that will ultimately vest requires significant judgment. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

The compensation expense recognized under SFAS 123R reduced the Business income by $5,640 for the six months ended June 30, 2009, and increased the Business loss from continuing operations by $118,971 and $290,542 for the years ended December 31, 2008 and 2007 respectively.

The following table presents share-based compensation expenses for continuing operations included in the Business’s consolidated statements of operations:

	Unaudited	Unaudited
	Six Months ended	Year ended December 31,
	June 30, 2009	2008	2007

Cost of services	$3,065	$5,220	$12,150
Selling, general and administrative	3,527	10,687	23,934
Research, development and engineering	(952)	103,064	254,458
	$5,640	$118,971	$290,542

Valuation Assumptions for Stock Options

For the six months ended June 30, 2009, 15,000 stock options were granted, and for the years ended December 31, 2008 and 2007, 17,000 and 45,000 stock options were granted, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Unaudited	Unaudited
	Six Months ended	Year ended December 31,
	June 30, 2009	2008	2007
Risk free interest rate	1.83-1.85%	2.95-3.72%	4.58-4.68%
Expected life of options (in years)	4.5	4.5	4.5
Expected dividends	0%	0%	0%
Volatility of stock price	87%	87-88%	86-88%

The stock volatility for each grant is determined based on the review of the experience of the weighted average of historical daily price changes of the Company’s common stock over the expected option term. The expected term was determined using the simplified method for estimating expected option life, which qualify as “plain-vanilla” options; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

Stock Incentive Plans

1996 Stock Option Plan

During 1996, the Board of Directors and stockholders of the Company adopted the 1996 Stock Option Plan (the “1996 Plan”). Under the 1996 Plan, 750,000 shares of common stock are reserved for issuance to employees, officers, directors, and consultants of the Company at exercise prices which may not be below 100% of fair market value for incentive stock options and 50% for all others. The term of stock options granted may not exceed ten years. Options issued under the 1996 Plan vest pursuant to the terms of stock option agreements with the recipients. In the event of a change in control, as defined, all options outstanding vest immediately. The 1996 Plan expired in May 2005.

1999 Stock Option Plan

During 1999, the Board of Directors of the Company adopted the 1999 Stock Option Plan (the “1999 Plan”). The 1999 Plan was not presented to stockholders for approval and thus incentive stock options are not available under the plan. Under the 1999 Plan, 2,000,000 shares of common stock are reserved for issuance to employees, officers, directors, and consultants of the Company at exercise prices which may not be below 85% of fair market value. The term of nonstatutory stock options granted may not exceed ten years. Options issued under the 1999 Plan vest pursuant to the terms of stock option agreements with the recipients. In the event of a change in control, as defined, all options outstanding vest immediately. The 1999 Plan expires in August 2009.

2004 Stock Option Plan

On October 12, 2004, the Board of Directors of the Company approved the 2004 Stock Option Plan (the “2004 Plan”). The 2004 Plan has not yet been presented to stockholders for approval and thus incentive stock options are not available under this plan. Under the terms of the 2004 Plan, 4,000,000 shares of common stock are reserved for issuance to employees, officers, directors, and consultants of the Company at exercise prices which may not be below 85% of fair market value. The term of stock options granted may not exceed ten years. Options issued under the 2004 Plan vest pursuant to the terms of stock option agreements with the recipients. In the event of a change in control, as defined, all options outstanding vest immediately. The 2004 Plan expires in October 2014.

Non-Plan Stock Options

Periodically, the Company has granted options outside of the 1996, 1999, and 2004 Plans to various employees and consultants. In the event of change in control, as defined, certain of the non-plan options outstanding vest immediately.

Stock Option Activity

The following table summarizes option activity under the Plans for certain of the Company’s employees that provided direct support to the Business. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)

Balance at January 1, 2007	1,668,500	$0.88
Granted	45,000	0.23
Exercised	—	—
Forfeited	(30,335)	0.52
Cancelled	(28,665)	0.80

Balance at December 31, 2007	1,654,500	$0.88	4.51	$—

Exercisable and vested at December 31, 2007	1,463,637	$0.91	4.38	$—

Balance at January 1, 2008	1,654,500	$0.88	4.26
Granted	17,000	0.13
Exercised	—	—
Forfeited	(2,334)	0.67
Cancelled	(24,666)	1.03

Balance at December 31, 2008	1,644,500	$0.87	3.57	$—

Exercisable and vested at December 31, 2008	1,539,488	$0.90	3.48	$—

Balance at January 1, 2009	1,644,500	$0.87
Granted	15,000	0.075
Exercised	—	—
Forfeited	(59,008)	0.59
Cancelled	(243,492)	0.74

Balance at June 30, 2009	1,357,000	$0.87	3.07	$450

Exercisable and vested at June 30, 2009	1,314,998	$0.91	2.98	$—

The following table summarizes significant ranges of outstanding and exercisable stock options as of June 30, 2009 for certain of the Company’s employees that provided direct support to the Business:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
		(In years)
$0.075—$0.21	62,000	5.68	$0.14	19,998	$0.17
$0.22—$0.40	57,000	4.09	0.40	57,000	0.40
$0.41—$0.68	157,500	3.60	0.67	157,500	0.67
$0.69—$1.11	1,063,000	2.79	0.97	1,063,000	0.97
$1.12—$1.62	17,500	2.87	1.17	17,500	1.17
	1,357,000	3.07	$0.87	1,314,998	$0.91

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2008 for certain of the Company’s employees that provided direct support to the Business:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
		(In years)
$0.075—$0.21	47,000	5.81	$0.16	19,998	$0.17
$0.22—$0.40	72,000	4.70	0.39	42,997	0.39
$0.41—$0.68	319,500	4.16	0.66	270,493	0.66
$0.69—$1.11	1,188,500	3.25	0.98	1,188,500	0.98
$1.12—$1.62	17,500	3.36	1.17	17,500	1.17
	1,644,500	3.57	$0.87	1,539,488	$0.90

14.           Income Taxes

The provision for, or benefit from, income taxes includes deferred taxes resulting from the temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from the differences in the carrying value of assets and liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryback, carryforward period available under tax law. The Business evaluates, on a quarterly basis whether, based on all available evidence, if it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused. Because of the Business’s historical performance and estimated future taxable income a full valuation allowance has been established.

15.           Comprehensive Income/(Loss)

Comprehensive income/(loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity/(deficit) that, under generally accepted accounting principles, are excluded from net income/(loss) in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income.” The Business, however, does not have any components of other comprehensive income/(loss) as defined by SFAS No. 130 and therefore, for the six months ended June 30, 2009 and for the years ended December 31, 2008 and 2007, comprehensive income/(loss) is equivalent to the Business’s reported net income/(loss). Accordingly, a separate statement of comprehensive income/(loss) is not presented.

16.           Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for calendar year companies on January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. Management has adopted SFAS 157.  The adoption of SFAS 157 had no impact on the Business’s financial condition. In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, in cases where a market is not active. The adoption of SFAS 157-3 had no impact on the Business’s financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), which is effective for calendar year companies on January 1, 2008. The statement allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. The adoption of SFAS 159 had no impact on the Business’s financial condition and results of operations.

In December 2007, the SEC issued SAB No. 110.  SAB 110 allows for the continued use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123 (revised 2004).  Originally the SEC staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007.  Accordingly, the SEC staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007.  The Business will continue to use of the simplified method for determining the value of options granted as allowed by SAB 110.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)) which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) are applicable to business combinations consummated on or after December 15, 2008 with early adoption prohibited. The adoption of SFAS 141(R) will have an impact on the Business’s accounting for business combinations in connection with any acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”  (SFAS No. 160) which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim statements within those fiscal years. The Business does not currently have any noncontrolling interests.

In March 2008, the FASB” issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” (SFAS No.161) which amends and expands the disclosure requirements related to derivative instruments and hedging activities. The Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of SFAS 161 are effective for the fiscal year beginning January 1, 2009. The Business will comply with the disclosure requirements of this statement if it utilizes derivative instruments or engages in hedging activities upon its effectiveness.

In November 2008, the FASB ratified the EITF consensus on Issue No. 08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7). The consensus addresses the accounting for an intangible asset acquired in a business combination or asset acquisition that an entity does not intend to use or intends to hold to prevent others from obtaining access (a defensive intangible asset). Under EITF 08-7, a defensive intangible asset needs to be accounted as a separate unit of accounting and would be assigned a useful life based on the period over which the asset diminishes in value. EITF 08-7 was effective for transactions occurring after December 31, 2008. The Business will consider this standard in terms of intangible assets in connection with any future acquisitions.

In February 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R)-a, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (SFAS No. 141(R)-a) which simplifies how entities will be required to account for contingencies arising in business combinations under SFAS 141(R) “Accounting for Business Combinations”. FASB decided to amend the guidance SFAS 141(R) to require assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if fair value can be reasonably estimated.  If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would be accounted for in accordance with FASB

Statement No. 5 “Accounting for Contingencies” (SFAS 5). The provisions of SFAS No. 141(R)-a are applicable to business combinations consummated after January 1, 2009 for calendar year entities. The adoption of SFAS 141(R)-a will have an impact on the Business’s accounting for business combinations in connection with any future acquisitions.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP 115-2). This FSP modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. The FSP also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the FSP, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The FSP further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. FSP 115-2 requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This FSP is effective April 1, 2009. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a material impact on our financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” This FSP essentially expands the disclosure about fair value of financial instruments that were previously required only annually to also be required for interim period reporting. In addition, the FSP requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. These additional disclosures will be required beginning with the quarter ending June 30, 2009. The Business has adopted the requirements of this pronouncement effective quarter ended June 30, 2009 which did not have a material impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 will be effective for interim or annual period ending after June 15, 2009 and will be applied prospectively. The Business has adopted the requirements of this pronouncement for this quarter ended June 30, 2009 and will evaluate subsequent events through the day of filing each financial statement.

In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets” (“SFAS 166”). Statement 166 is a revision to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. SFAS 166 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Business is currently evaluating the impact of adoption of SFAS 166 on the accounting for our convertible notes and related warrant liabilities.

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). Statement 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. SFAS 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. SFAS 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Business is currently evaluating the impact, if any, of adoption of SFAS 167 on our financial statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - A Replacement of FASB Statement No. 162” (“SFAS 168”). Statement 168 establishes the FASB Accounting Standards CodificationTM (Codification) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification. The adoption of SFAS 168 will not have an impact on the Business’s consolidated financial statements.